
Mail Stop 4561

September 25, 2007

Nicholas D. Gerber
Management Director
United States 12 Month Crude Oil Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502

> **Re:** **United States 12 Month Crude Oil Fund, L.P.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed August 31, 2007**
> **Registration No. 333-144348**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment three of our letter dated August 3, 2007. Please briefly describe in the summary, as you have done in your response, why you may invest in "other crude oil-related investments" in light of your investment strategy.

Prior Performance of the General Partner and Affiliates, page 32

2. We note your response to comment five. We note the difference between aggregate subscriptions and total net assets as of July 31, 2007. Please revise to clarify the causes for the differences.

3. We note your response to comment six. We are not able to locate the chart that shows the correlation between NAV and the price of units managed by the general partner. Please advise us of the location of the noted disclosure.

4. In connection with the preceding comment, please provide disclosure that reflects how closely the currently managed funds have tracked their benchmarks.

Victoria Bay Asset Management, LLC and Subsidiary

Note 3 – Capitalization and Related Party Transactions, page F-18

5. We note that Wainwright Holdings, Inc. ("Wainwright") has provided a majority of the financial support to Victoria Bay Asset Management, LLC ("VBAM") as of the balance sheet date. If there is an intent or reasonable possibility that Wainwright will fund cash flow deficits or furnish other direct or indirect financial assistance to VBMA and the Fund, what consideration was given to providing the audited balance sheet of Wainwright.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant at 202-551-3472 or Cicely Lamothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at 202-551-3386 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: W. Thomas Conner, Esq. (*via facsimile*)
        James M. Cain, Esq.
        Sutherland, Asbill & Brennan LLP